Minebea
MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : (81)3-5434-8611 Fax : (81)3-5434-8601
URL: http://www.minebea.co.jp

RECEIVED
2006 NOV 14 P 1:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 8.2006

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

RE; Minebea Co., Ltd. – File No. 82-4551

SUPPL

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Press release dated October 2, 2006
- Press release dated October 24, 2006
- Press release dated October 31, 2006
- Brief report of interim consolidated financial results (Half year ended September 30,2006)

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Yumiko Goi

dlw 11/14

Yumiko Goi
Investor Relations

RECEIVED
2006 NOV 14 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Minebea

FASF MEMBERSHIP

(Translation)

Press Release

2 October, 2006

Company Name : Minebea Co., Ltd.
Representative : Takayuki Yamagishi
Representative Director, President and Chief Executive Officer
(Code No. 6479 TSE Div. No.1)
Contact Person : Sakae Yashiro
Managing Executive Officer
Deputy Chief of Administration Headquarters
(TEL 81-3-5434-8611)

Minebea Co., Ltd. (the "**Company**") resolved to delist its shares from the Singapore Exchange Securities Trading Limited

We hereby announce that our Board of Directors has resolved at a meeting on 2 October, 2006 for an application to be made to the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the delisting of shares of the Company from SGX-ST.

1. Stock exchanges on which shares of the Company will continue to be listed

Tokyo Stock Exchange
Osaka Stock Exchange
Nagoya Stock Exchange

2. Reason for the delisting

Trading volume of shares of the Company on the SGX-ST has been very low for the past few years.

Therefore, the Company believes that it no longer requires to maintain a listed status on the SGX-ST. The delisting will have minor influence on shareholders and investors of the Company.

3. Schedule

The Company will submit application for the delisting of its shares from the SGX-ST in October 2006.

(Translation)

Press Release

October 24, 2006

Company Name: Minebea Co., Ltd.
Representative: Takayuki Yamagishi
Representative Director,
President and
Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact Person: Sakae Yashiro
Managing Executive Officer
Deputy Chief of
Administration Headquarters
(TEL. 81-3-5434-8611)

Revision of Earnings Forecast for the Interim Period Ended September 30, 2006 and Report of Extraordinary Loss

In accordance with its recent earnings performance and other business factors, Minebea Co., Ltd. ("Minebea") announces a revision of its earnings forecasts for the interim period ended September 30, 2006 (April 1, 2006 through September 30, 2006) announced on May 9, 2006 as follows. Minebea also announces that it will see an interim extraordinary loss on a non-consolidated basis.

1. Consolidated Forecast

(1) Interim Period (April 1, 2006 through September 30, 2006)

(Millions of yen)

	Net Sales	Operating Income	Net Income
Previous Forecast (A)	152,000	8,400	5,300
Current Forecast (B)	**163,998**	**10,947**	**7,468**
Amount Change (B-A)	11,998	2,547	2,168
% Change	7.9%	30.3%	40.9%
Previous 1st Half (ended Sept. 30, 2005) Results	155,739	5,322	2,421

(2) Full Year Period (April 1, 2006 through March 31, 2007)

The results forecast for the full year is now under careful examination, and will be released to the public in our interim financial statements to be disclosed on October 31, 2006.

2. Non-consolidated Forecast

(1) Interim Period (April 1, 2006 through September 30, 2006)

(Millions of yen)

	Net Sales	Operating Income	Net Income
Previous Forecast (A)	104,000	3,400	1,900
Current Forecast (B)	**114,170**	**4,946**	**2,544**
Amount Change (B-A)	10,170	1,546	644
% Change	9.8%	45.5%	33.9%
Previous 1st Half (ended Sept. 30, 2005) Results	94,193	4,635	1,713

(2) Full Year (April 1, 2006 through March 31, 2007)

The results forecast for the full year is now under careful examination, and will be released in our non-consolidated interim financial statements to be disclosed on October 31, 2006.

3. Reason for Revision

Due mainly to strong earnings performance in the Machined Components and the Electronic Devices and Components segments, results are moving forward more strongly than originally anticipated.

4. Report of Extraordinary Loss

In its non-consolidated financial statements for this interim period, Minebea reports a "Business restructuring loss" of 1,402 million yen for Allowance for Bad Debt to Sheng Ding Pte. Ltd., a PC keyboard subsidiary.

As this loss is realized in our consolidated financial statements as a loss at the subsidiary, it will not affect our consolidated results.

Note: The above earnings forecasts are based upon information available as of the announcement date of this material. The Company's actual results may differ from these forecasts, depending on future various business factors.

****

Minebea

Press Release

October 31, 2006

Minebea Co., Ltd.

Minebea Develops Ultra-Thin LED Backlight for Mobile Products

Minebea Co., Ltd. has successfully developed a 2.8-inch ultra-thin LED backlight for mobile LCD device with a display component less than 0.5mm in thickness. Details of this new backlight system were released at FPD International 2006, sponsored by Nikkei BP, and held at Pacifico Yokohama on October 20, 2006.

Liquid crystal displays (LCDs) are in strong demand these days for use in such products as cellular phones, car navigation systems and TV sets. Contributing to this surge in demand is the recent advances in this product. As LCDs cannot generate light on their own, backlight systems that illuminate from behind the displays are essential. And thus, the market is demanding backlights featuring high luminance, high efficiency and thinness.



Minebea has developed and manufactured backlight systems using white LEDs for mobile products such as cellular phones, digital cameras and PDAs. In response to strong market needs, Minebea has succeeded in developing an ultra-thin LED backlight with the light guide plate reduced to 0.285mm thick and the display component less than 0.5mm thick. This 0.5mm thickness is of equal or less than that of organic EL backlights using glass substrates.

And by combining the backlight with an ultra-thin LCD panel, ultra-thin LCD modules of less than a millimeter(1.0mm) can be achieved, thus contributing to the production of even thinner cellular phones.

This ultra-thin LED backlight utilizes Minebea's proprietary optical design technologies, and applies ultra-precision machining capabilities amassed in production of bearings and mechanical components. And it was designed in combination with newly developed high-precision thin injection molding technologies. Mass production is scheduled to start in April 2007.

The main features of the new product are as follows



1. Display component thickness of 0.492mm — less than 0.5mm — was achieved, combining a 2.8-inch large size display component, 0.285mm ultra-thin light guide plate, and 0.4mm thick ultra-thin LED, while maintaining the same structure as previous products: one diffusion film, two lens sheets, and one reflective film.
2. Parts other than the LED and light guide plate are the same makeup as on regular LED backlights, so optical characteristics such as viewing angle and luminance remain unchanged, allowing easy replacement of normal backlights.
3. The light guide plate is ultra-thin, so it can be bent with a curvature radius of about 50mm like a photograph, allowing use in flexible LCD modules when combined with LCDs using film substrates.

Reference specifications

Effective area	2.8 inches
LED	4 pcs. (at 15mA/LED)
Average luminance	Min. 3,000 cd/m^2
Luminance uniformity (note)	Min. 80%

(Note) Luminance uniformity is the ratio of the maximum and minimum figures of luminance

Component makeup

Component		Thickness (μm)
Lens sheet	Thin BEF2	62
Lens sheet	Thin BEF2	62
Diffusion Sheet		40
Light guide plate		285
Reflective Sheet	Evaporated silver	42
Total		491

Luminance data



2,950	2,976	2,952
3,270	3,127	3,172
2,977	3,073	2,959

Cen	3,127	cd/m2
Avg	3,074	cd/m2
Unif	90.2	%

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637 / Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp
URL : http://www.minebea.co.jp/

BRIEF REPORT OF INTERIM CONSOLIDATED FINANCIAL RESULTS

(Half year ended September 30, 2006)

October 31, 2006

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken

Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03) 5434-8611

Board of Directors' Meeting for the Consolidated Financial Results held on: October 31, 2006
Adoption of U.S. Accounting Standard: None

1. Business performance (April 1, 2006 through September 30, 2006)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2007 Interim	163,998	5.3	13,367	85.0	10,947	105.7
FY2006 Interim	155,739	6.1	7,224	32.1	5,322	37.0
FY2006 Annual	318,446		19,269		14,595	

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share(yen)
FY2007 Interim	7,468	208.4	18.72	–
FY2006 Interim	2,421	121.1	6.07	–
FY2006 Annual	4,257		10.67	–

(Notes) 1. Income or loss on investments for FY2007 interim on the equity method totaled (2) million yen and 5 million yen in FY2006 interim and 5 million yen in FY2006.
2. Weighted average number of shares outstanding during the respective years (consolidation):
399,042,303 shares at September 30, 2006
399,055,449 shares at September 30, 2005
399,052,181 shares at March 31, 2006
3. Changes in accounting method: None
4. The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2007 Interim	347,543	128,827	37.0	322.03
FY2006 Interim	346,433	108,898	31.4	272.89
FY2006 Annual	349,862	117,577	33.6	294.65

(Notes) Number of shares outstanding at end of term (consolidation):
399,040,556 shares at September 30, 2006
399,052,610 shares at September 30, 2005
399,046,324 shares at March 31, 2006

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of period (millions of yen)
FY2007 Interim	21,885	(7,630)	(17,931)	20,762
FY2006 Interim	12,931	(9,526)	1,572	27,134
FY2006 Annual	28,237	(19,120)	(7,380)	24,385

(4) Scope of consolidation and application of equity method

Number of consolidated companies .... 43 companies

Number of non-consolidated companies.......................... None

Number of affiliated companies for equity method ... 1 company

(5) Accounting changes of scope of consolidation and application of equity method

(a) Changes in consolidated subsidiaries

Anew: None Exclusion: None

(b) Changes of the companies subject to equity method

Anew: None Exclusion: None

2. Prospect for current fiscal year (April 1, 2006 through March 31, 2007)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Annual	324,000	22,000	13,500

(Reference) Projected net income per share (Annual) : 33.83 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six of the documents attached hereunder.

(Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 44 related companies (43 consolidated subsidiaries and 1 affiliated company). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and business segments, and main manufacturing and sales companies are as follows.

Business segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. NMB-MINEBEA UK LTD NMB SINGAPORE LIMITED PELMEC INDUSTRIES (PTE.) LIMITED NMB THAI LIMITED PELMEC THAI LIMITED NMB HI-TECH BEARINGS LIMITED MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB-MINEBEA UK LTD NMB-Minebea-GmbH NMB ITALIA S.R.L. NMB Minebea SARL MINEBEA TECHNOLOGIES PTE. LTD. MINEBEA (HONG KONG) LIMITED NMB KOREA CO., LTD.
	Machinery components	Minebea Co., Ltd. NMB SINGAPORE LIMITED MINEBEA THAI LIMITED	
	Special machinery components	Minebea Co., Ltd.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea-Matsushita Motor Corporation MINEBEA THAI LIMITED MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED POWER ELECTRONICS OF MINEBEA COMPANY LIMITED MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD. MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED MINEBEA ELECTRONICS MOTOR (SINGAPORE) PTE.LTD. MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN.BHD. Minebea Electronics Motor (Zhuhai) Co., Ltd.	

Operation route is as follows.



Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
NMB-MINEBEA UK LTD
New Hampshire Ball Bearings, Inc.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB-MINEBEA UK LTD
NMB-Minebea-GmbH
NMB Italia S.R.L.
NMB Minebea SARL
MINEBEA TECHNOLOGIES PTE. LTD.
MINEBEA (HONG KONG) LIMITED
NMB KOREA CO., LTD.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea-Matsushita Motor Corporation
MINEBEA THAI LIMITED
MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED
POWER ELECTRONICS OF MINEBEA COMPANY LIMITED
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.
MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED
MINEBEA ELECTRONICS MOTOR (SINGAPORE) PTE. LTD.
MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN. BHD.
Minebea Electronics Motor (Zhuhai) Co., Ltd.
Bearings
Consolidated subsidiaries
NMB SINGAPORE LIMITED
PELMEC INDUSTRIES (PTE.) LIMITED
NMB THAI LIMITED
PELMEC THAI LIMITED
NMB HI-TECH BEARINGS LIMITED
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.
Machinery components
Consolidated subsidiaries
NMB SINGAPORE LIMITED
MINEBEA THAI LIMITED
Others
Holding company
Consolidated subsidiary
NMB (USA) Inc.

2. Management Policy

(1) Basic Management Policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of high value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display ultraprecision machining technologies and mass production technologies that are both the source of our competitiveness. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Policy for Reducing the Minimum Trading Unit

We consider it important in terms of capital management to increase our stock liquidity and the number of shareholders. Taking the current investment amount into consideration, we will carefully examine the possibility of reducing the minimum trading unit, including revision of unitary transaction stock, in order to foster an investor-friendly environment.

(4) Future Management Strategies and Tasks

In accordance with the basic management policies as mentioned earlier, we aim to improve profitability and enhance corporate value based on a "vertically integrated manufacturing system," "large-scale volume production system," and "well-developed R&D system," which have been established worldwide, in order to ensure our place as the world's leading comprehensive manufacturer of miniature ball bearings and high-precision components.

The tasks to be accomplished to achieve this goal are to:
(a) Further reinforce our mainstay bearings and bearing-related products;
(b) Build our operations in the area of precision small motors into a second pillar of our operations after bearings and bearing-related products; and
(c) Increase the ratio of high-value-added products in all product categories and diversify offerings to serve a broader market.

(5) Parent company, etc.

The Company has no parent company.

(6) Management Index

Our consolidated forecasts for fiscal year ending March 2007 are as follows:

(Amount: millions of yen)

	Fiscal year ending March 2007
Net sales	324,000 (102%)
Operating income	28,000 (145%)
Ordinary income	22,000 (151%)
Net income	13,500 (317%)
Capital investment	21,000 (96%)

(%): Year-on-year rate of change

3. Operating Performance and Financial Position

(1) Operating Performance

-1. Overview of the year

During the current consolidated interim term, the Japanese economy continued to expand, supported by improved corporate earnings and increased capital spending. The U.S. economy, despite a slowdown in growth in personal consumption and housing investment, continued stable growth, and the European economy also continued moderate

growth, led by recovered domestic demand in Germany. In China, economic growth remained high due mainly to favorable exports and investment in fixed assets. In other Asian countries also, the economies were generally solid.

Under these management circumstances, we strove to implement sweeping cost reduction measures, develop new technologies and high value-added products, and promote sales expansion activities, in order to further increase earnings.

As a result, net sales increased 8,258 million yen (5.3%) year on year, to 163,998 million yen, operating income also increased 6,142 million yen (85.0%) year on year, to 13,367 million yen. Ordinary income largely increased 5,624 million yen (105.7%), to 10,947 million yen, and net income also largely increased 5,047 million yen (208.4%) year on year, to 7,468 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of automobiles and information & telecommunications equipment increased largely year on year owing to our vigorous sales expansion efforts. Sales of rod-end bearings rose to the aerospace industry, mainly in the U.S. and Europe. Also, sales of pivot assemblies grew. As a result, net sales rose 5,564 million yen (8.9%) year on year, to 67,768 million yen. Operating income also increased 2,205 million yen (19.8%) year on year, to 13,317 million yen, a result of focusing on increased production, implementation of continuous cost reduction measures, as well as pursuance of basic technologies, product technologies and manufacturing techniques.

Electronic devices and components business

Our core products in this business segment include HDD spindle motors; information motors (fan motors, stepping motors, vibration motors and DC brush motors); PC keyboards; speakers; LCD back lights; inverter and measuring instruments. As a result of strong sales growth in each product category for use in mobile phones, office automation, personal computers, and peripheral equipment, net sales increased 2,694 million yen (2.9%) year on year, to 96,229 million yen. Operating income also significantly improved 3,937 million yen year on year, to 50 million yen. In this business segment, profitable product categories picked up profit strongly, owing primarily to progress in cost reduction and rationalization measures. In addition, information motors, spindle motors, and PC keyboards, which were reporting large losses, also showed a significant improvement in results.

(b) Performance by geographical segment is as follows:

Japan

Net sales rose 2,584 million yen (6.6%) year on year, to 41,825 million yen. Operating income increased 5,531 year on year, to 4,777 million yen.

Asia excluding Japan

This region includes Greater China region which continues high growth, and is an important manufacturing base for many makers of Japan, Europe, America and other countries. Sales were firm mainly in the Greater China region, led by expanded demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. As a result, net sales and operating income increased 4,018 million yen (5.3%) and 166 million yen (2.9%) year on year, respectively, to 79,352 million yen and 5,895 million yen.

North America

In this region, sales of U.S.-made ball bearings and rod-end bearings for aerospace-related industries were strong, while those of imported products, etc. were low. As a result, net sales fell 209 million yen (-0.7%) year on year, to 28,594 million yen. However, operating income rose 384 million yen (25.3%), to 1,899 million yen.

Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. As a result, net sales and operating income increased 1,865 million yen (15.1%) and 60 million yen (8.2%) year on year, respectively, to 14,225 million yen and 794 million yen.

2. Outlook for the current fiscal year

For the remaining half of the current fiscal year, we expect that the global economy will show continued balanced growth, although we have to pay attention to possibilities of an end to the real estate boom and an economic slowdown in the United States, money-tightening measures and others in China, and movements in crude oil and raw materials prices.

Under these circumstances, we expect consolidated full-year net sales of 324,000 million yen (up 1.7%), operating income of 28,000 million yen (up 45.3%), ordinary income of 22,000 million yen (up 50.7%), and net income of 13,500 million yen (up 217.1%).

(a) Outlook by business segment for the full year is as follows:

Machined components business

We will continue to aggressively expand sales of mainstay ball bearings to the household electrical appliance, automobile and information & telecommunications equipment industries, demand from which is firm. By achieving economies of scale in manufacturing from this sales expansion and further reducing costs, we aim to improve business results further. In addition, the aircraft market for rod-end bearings are strong, particularly in Europe and the U.S. We can expect benefits from this strong aircraft market.

Electronic devices and components business

In this business segment, we will aim to switch from volume to quality by continuing to increase high value-added items sales. Also, by taking such rationalization measures as cost reduction and restructuring, we will further expand operating income. We will also promote technological advances and aggressively bring new products to market.

(b) Outlook by geographical segment for the full year is as follows:

Japan

In this region, many of our customers are shifting production from their plants in Japan to those in other Asian countries, including China, whereby placing us in a severe business environment. Despite this situation, however, we will aggressively expand sales.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we strongly aim to improve performance. We expect better results in the businesses of HDD spindle motors and information motors through cost reductions, plant consolidations, etc. In PC keyboards, we will set up an optimal production structure quickly through restructuring measures to improve business results.

North America

In U.S. manufactured rod-end bearings and other principal products, we continue to receive strong orders from aerospace and other industries. We also expect that import products such as ball bearings and motors will continue to post firm sales, despite a fall in sales of PC keyboards due to a shift to high-priced products through the restructuring.

Europe

The European economy continues to grow moderately. Sales and profits are expected to move as we witnessed for the current consolidated fiscal year.

(2) Financial Position in the Current Fiscal Year

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 20,762 million yen, down 6,372 million yen year on year.

Cash flows from various business activities during the current quarter and relevant factors are as follows:

Operating activities: Owing primarily to increased interim income before income taxes and decreased inventories, net cash flow from operating activities increased 8,953 million yen compared with the previous interim term, to 21,885 million yen.

Investing activities: Due mainly to declined payments of expenditures for purchase of property, plant and equipment, net cash outflow from investing activities fell 1,896 million yen compared with the previous interim term, to 7,630 million yen.

Financing activities: Due mainly to the repayment of 16,134 million yen in short-term loans payable and payment of dividends, net cash outlay from financing activities rose 19,504 million yen compared with the previous interim term, to 17,931 million yen.

(3) Risk Management

As of the end of the current consolidated fiscal year, the company recognizes that the Minebea Group has the following risks and uncertainties that have the potential to affect its group operating results and/or financial position:

1. Market risk

Principal markets for Minebea products, including those for PCs and peripheral equipment, information and telecommunications equipment and household electrical appliances, are intensely competitive and subject to significant fluctuations in demand. Our operating results and financial position are vulnerable to these fluctuations.

2. Foreign exchange risk

A significant portion of our consolidated net sales are in markets outside of Japan. Our business is thus vulnerable to risks associated with fluctuations in foreign currency exchange rates. We have entered into various currency exchange contracts and other derivatives transactions to hedge these risks, but fluctuations in foreign currency exchange rates may affect our operating results and/or financial position over the long term.

3. R&D risk

While we focus on R&D to introduce a constant stream of new, high-quality products, we are subject to the risk that significant R&D expenditures may not be rewarded with successes, as there are no guarantees that R&D efforts will come to fruition.

4. Legal risk

The Legal Department is responsible for managing risk related to lawsuits and other legal actions brought against Minebea Group operations in Japan and/or overseas. We are subject to the risk that lawsuits or other actions with the potential to affect our operating results and/or financial position may be brought against us in the future.

5. Risk related to price negotiations

We continue to face intense competition from lower-priced products made overseas. We are subject to the risk that we will be unable to maintain or increase our share should market needs shift to low-quality, low-priced products.

6. Risk related to raw materials and logistics costs

We purchase a variety of materials from external suppliers and strive to ensure optimal purchase inventory volumes for such materials and access to stable supplies of materials with stable prices. However, we are subject to the risk that rising prices for such materials may affect our operating results and/or financial position in the future.

7. Latent risk related to operations overseas

The Minebea Group's manufacturing activities are conducted primarily in Thailand, China, and Singapore. While considerable time has passed since we established operations in these countries, our operations overseas are subject to the following risks, any of which may have a negative impact on our operating results and/or financial position:

(a) Unexpected changes to laws or regulations.
(b) Difficulty in attracting and securing appropriate human resources.
(c) Acts of terrorism or war, or other acts that may cause social disruption.

(4) Important Agreement in the Current Fiscal Year

Not applicable

4. Interim Consolidated Financial Statements and Notes

(1) Interim Consolidated Balance Sheets

	As of September 30, 2005		As of September 30, 2006		Increase or (decrease) (2006–2005)	As of March 31, 2006	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
ASSETS							
Current assets	158,547	45.8	157,825	45.4	(721)	153,564	43.9
Cash and cash equivalents	27,134		20,762			24,385	
Notes and accounts receivable	67,212		73,088			66,362	
Inventories	50,351		48,113			48,914	
Deferred tax assets	4,522		6,908			3,402	
Others	9,609		9,218			10,784	
Allowance for doubtful receivables	(282)		(265)			(285)	
Fixed assets	187,799	54.2	189,657	54.6	1,857	196,216	56.1
Tangible fixed assets	158,282		165,191			165,759	
Buildings and structures	99,441		106,623			104,435	
Machinery and transportation equipment	210,890		240,175			232,021	
Tools, furniture and fixtures	51,354		51,661			51,705	
Land	14,553		14,945			14,755	
Construction in progress	1,129		1,177			1,517	
Accumulated depreciation	(219,086)		(249,392)			(238,675)	
Intangible fixed assets	13,637		12,583			13,177	
Consolidation adjustments	10,067		—			9,794	
Goodwill	—		9,297			—	
Others	3,570		3,285			3,383	
Investments and other assets	15,879		11,882			17,279	
Investments in securities	8,854		9,876			10,963	
Long-term loans receivable	37		50			46	
Deferred tax assets	5,252		298			4,552	
Others	1,791		1,710			1,772	
Allowance for doubtful receivables	(56)		(53)			(55)	
Deferred charges	86	0.0	60	0.0	(26)	81	0.0
Total assets	346,433	100.0	347,543	100.0	1,109	349,862	100.0

	As of September 30, 2005		As of September 30, 2006		Increase or (decrease) (2006–2005)	As of March 31, 2006	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
LIABILITIES							
Current liabilities	149,004	43.0	138,088	39.7	(10,915)	150,886	43.1
Notes and accounts payable	30,383		30,756			26,683	
Short-term loans payable	86,878		64,808			80,656	
Current portion of long-term loans payable	1,429		9,115			8,115	
Current portion of bonds	—		3,000			3,000	
Current portion of bonds with warrant	4,000		—			—	
Accrued income taxes	2,356		2,626			3,045	
Accrued bonuses	4,762		5,288			3,518	
Reserve for environmental preservation expenses	792		—			—	
Allowance for business restructuring losses	—		2,898			3,286	
Others	18,400		19,595			22,581	
Long-term liabilities	86,870	25.1	80,627	23.2	(6,243)	80,767	23.1
Bonds	38,000		36,500			36,500	
Long-term loans payable	48,037		43,000			43,000	
Allowance for retirement benefits	499		640			641	
Allowance for retirement benefits to executive officers	37		61			49	
Others	295		425			576	
Total liabilities	235,874	68.1	218,716	62.9	(17,158)	231,653	66.2

	As of September 30, 2005		As of September 30, 2006		Increase or (decrease) (2006–2005)	As of March 31, 2006	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1,660	0.5	—	—	—	631	0.2
SHAREHOLDERS' EQUITY							
Common stock	68,258	19.7	—	—	—	68,258	19.5
Additional paid-in capital	94,756	27.3	—	—	—	94,756	27.1
Retained earnings	7,941	2.3	—	—	—	6,983	2.0
Difference on revaluation of other marketable securities	3,126	0.9	—	—	—	4,428	1.2
Foreign currency translation adjustment	(65,123)	(18.8)	—	—	—	(56,784)	(16.2)
Treasury stock	(61)	(0.0)	—	—	—	(65)	(0.0)
Total shareholders' equity	108,898	31.4	—	—	—	117,577	33.6
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	346,433	100.0	—	—	—	349,862	100.0
NET ASSETS							
Shareholders' equity	—	—	177,398	51.1	—	—	—
Common stock	—	—	68,258	19.6	—	—	—
Additional paid-in capital	—	—	94,756	27.3	—	—	—
Retained earnings	—	—	14,452	4.2	—	—	—
Treasury stock	—	—	(69)	(0.0)	—	—	—
Revaluation / Translation differences	—	—	(48,896)	(14.1)	—	—	—
Difference on revaluation of other marketable securities	—	—	3,767	1.1	—	—	—
Foreign currency translation adjustments	—	—	(52,663)	(15.2)	—	—	—
Minority interest in consolidated subsidiaries	—	—	324	0.1	—	—	—
Total net assets	—	—	128,827	37.1	—	—	—
TOTAL LIABILITIES AND NET ASSETS	—	—	347,543	100.0	—	—	—

(2) Interim Consolidated Statements of Income

	Half year ended September 30, 2005		Half year ended September 30, 2006		Increase or (decrease) (2006–2005)	Year ended March 31, 2006	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
Net sales	155,739	100.0	163,998	100.0	8,258	318,446	100.0
Cost of sales	123,155	79.1	127,595	77.8	4,439	249,934	78.5
Gross profit	32,584	20.9	36,402	22.2	3,818	68,511	21.5
Selling, general and administrative expenses	25,359	16.3	23,035	14.0	(2,323)	49,242	15.5
Operating income	7,224	4.6	13,367	8.2	6,142	19,269	6.0
Other income	739	0.5	1,000	0.6	260	1,503	0.5
Interest income	100		252			258	
Dividend income	50		34			71	
Equity income of affiliates	5		—			5	
Others	582		713			1,167	
Other Expenses	2,641	1.7	3,419	2.1	778	6,177	1.9
Interest expenses	2,127		2,654			4,771	
Foreign currency exchange loss	59		401			345	
Equity loss of affiliates	—		2			—	
Others	454		361			1,060	
Ordinary income	5,322	3.4	10,947	6.7	5,624	14,595	4.6
Extraordinary income	497	0.3	719	0.4	221	1,054	0.3
Gain on sales of fixed assets	49		131			415	
Gain on sales of investment securities	0		—			191	
Gain on the reversal of preemptive rights	447		—			447	
Reversal of loss on after-care of product	—		572			—	
Reversal of allowance for doubtful receivables	—		14			—	
Extraordinary loss	1,395	0.9	552	0.3	(842)	6,029	1.9
Loss on sales of fixed assets	8		85			106	
Loss on disposal of fixed assets	124		372			763	
Impairment loss	803		68			967	
Loss on sales of investment securities	0		—			0	
Loss on liquidation of affiliates	—		—			86	
Loss on after-care of products	—		25			171	
Business restructuring loss	—		—			3,475	
Retirement benefit to directors and corporate auditors	458		—			458	
Income before income taxes and minority interest	4,425	2.8	11,114	6.8	6,689	9,620	3.0
Income taxes							
Current (including enterprise tax)	3,439		3,123			5,567	
Adjustment of income taxes	(501)		821			1,574	
Total income taxes	2,937	1.9	3,944	2.4	1,006	7,141	2.2
Minority interests in earnings of consolidated subsidiaries	(934)	(0.6)	(299)	(0.2)	635	(1,778)	(0.5)
Net income	2,421	1.5	7,468	4.6	5,047	4,257	1.3

(3) Interim Consolidated Statements of Retained Surplus

	Half year ended September 30, 2005	Year ended March 31, 2006
	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS		
Additional paid-in capital at beginning of period	94,756	94,756
Additional paid-in capital at end of period	94,756	94,756
RETAINED EARNINGS		
Retained earnings at beginning of period	5,519	5,519
Increase of retained earnings	2,421	4,257
Net income	2,421	4,257
Decrease of retained earnings	0	2,793
Cash dividends	—	2,793
Loss on disposal of treasury stock	0	0
Retained earnings at end of period	7,941	6,983

(4) Interim Statement of Changes in Consolidated Shareholders' Equity

For the current interim term (April 1, 2006 through September 30, 2006) (Amount: millions of yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes					
Net income			7,468		7,468
Purchase of own shares				(4)	(4)
Sales of own shares		0		0	0
Changes (net) in non-shareholders' equity items					
Total changes	–	0	7,468	(4)	7,464
Balances at Sept. 30, 2006	68,258	94,756	14,452	(69)	177,398

	Revaluation / Translation differences			Minority interest in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes					
Net income					7,468
Purchase of own shares					(4)
Sales of own shares					0
Changes (net) in non-shareholders' equity items	(661)	4,121	3,459	(306)	3,153
Total changes	(661)	4,121	3,459	(306)	10,617
Balances at Sept. 30, 2006	3,767	(52,663)	(48,896)	324	128,827

(5) Interim Consolidated Statements of Cash Flows

(Amount: millions of yen)

	Half year ended Sept. 30, 2005	Half year ended Sept. 30, 2006	Increase or (decrease) (2006 – 2005)	Year ended March 31, 2006
1.Cash Flows from Operating Activities:				
Income before income taxes and minority interests	4,425	11,114	6,689	9,620
Depreciation and amortization	11,688	11,894	206	23,972
Impairment loss	803	68	(735)	967
Amortization of consolidation adjustments	532	—	(532)	1,073
Amortization of goodwill	—	546	546	—
Equity (income) loss of affiliates	(5)	2	7	(5)
Interest and dividend income	(151)	(286)	(135)	(330)
Interest expenses	2,127	2,654	527	4,771
(Gain) loss on sales of fixed assets	(40)	(46)	(5)	(308)
Loss on disposal of fixed assets	124	372	247	763
Decrease in reserve for losses on after-care of products	—	(577)	(577)	—
(Gain) loss on sales of investment securities	(0)	—	0	(191)
Gain on the reversal of preemptive rights	(447)	—	447	(447)
Increase in notes and accounts receivable	(2,897)	(6,089)	(3,191)	(110)
(Increase) decrease in inventories	(1,965)	1,719	3,685	2,082
Increase (decrease) in notes and accounts payable	3,947	3,495	(452)	(1,215)
Decrease in allowance for doubtful receivables	(12)	(28)	(15)	(24)
Increase in accrued bonuses	1,454	1,683	228	111
Decrease in reserve for environmental preservation expenses	(2)	—	2	—
Increase (decrease) in retirement allowance	143	(18)	(162)	219
Increase (decrease) in allowance for retirement benefits to executive officers	(12)	12	24	(0)
Increase (decrease) in allowance for business restructuring losses	—	(388)	(388)	3,286
Payment of bonus to directors and corporate auditors	(23)	—	23	(23)
Others	(2,249)	1,464	3,713	(6,846)
Sub-total	17,436	27,592	10,155	37,364
Interest and dividends received	150	285	135	330
Interest paid	(2,148)	(2,622)	(474)	(4,844)
Income tax paid	(2,506)	(3,370)	(863)	(4,612)
Net cash provided by operating activities	12,931	21,885	8,953	28,237
2.Cash Flows from Investing Activities:				
Purchase of tangible fixed assets	(10,556)	(8,905)	1,650	(21,897)
Proceeds from sales of tangible fixed assets	1,054	1,636	582	3,047
Purchase of intangible fixed assets	(162)	(441)	(278)	(311)
Purchase of investments in securities	(0)	(0)	(0)	(0)
Proceeds from sales of investments in securities	1	—	(1)	216
Payments for purchase of investments in subsidiaries	—	—	—	(342)
Long term loans receivables	(7)	(18)	(10)	(18)
Recovery of long term loans receivables	6	19	12	16
Others	138	79	(59)	168
Net cash used in investing activities	(9,526)	(7,630)	1,896	(19,120)
3.Cash Flows from Financing Activities:				
Increase (decrease) in short-term loans payable	4,315	(16,134)	(20,449)	(3,671)
Proceeds from long term loans	592	1,000	407	3,592
Repayment of long term loans	(524)	—	524	(1,987)
Proceeds from issuance of bonds	—	—	—	1,500
Payment for redemption of bonds with warrant	—	—	—	(4,000)
Purchase of treasury stock	(2)	(4)	(2)	(5)
Cash dividends paid	(2,793)	(2,793)	0	(2,793)
Cash dividends paid to minority shareholders	(14)	—	14	(14)
Net cash used in financing activities	1,572	(17,931)	(19,504)	(7,380)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	397	53	(343)	889
5.Net Increase (decrease) in Cash and Cash Equivalents	5,375	(3,623)	(8,998)	2,626
6.Cash and Cash Equivalents at Beginning of Period	21,759	24,385	2,626	21,759
7.Cash and Cash Equivalents at End of Period	27,134	20,762	(6,372)	24,385

(6) Basis of presenting interim consolidated financial statements

1. Scope of consolidation and application of equity method

Number of consolidated companies.............43 companies

The names of principal consolidated subsidiaries, stated in 1. Condition of group of enterprises, are omitted.

Number of affiliated companies....................1 company

of which, equity method is applied to 1 company including Shonan Seiki Co., Ltd.

2. Scope of consolidation and application of equity method

(a) Changes in consolidated subsidiaries

Anew:	None
Exclusion:	None

(b) Changes of the companies subject to equity method

Anew:	None
Exclusion:	None

3. Interim balance sheet dates of consolidated subsidiaries and equity-method companies

Consolidated subsidiaries which were accounted for by the equity method whose interim balance sheets are different from the consolidated interim balance sheet date, the Company uses their interim financial statements based upon the provisional settlement of accounts they balanced as of the consolidated interim balance sheet date in the preparation of the financial statements of the current consolidated interim term.

Companies which were accounted for by the equity method whose interim balance sheets are different from the consolidated interim balance sheet date, the Company uses their interim financial statements based upon the provisional settlement of accounts they balanced as of the consolidated interim balance sheet date in the preparation of the financial statements of the current consolidated interim term.

4. Accounting policies

(a) Valuation basis and method of significant assets

1. Other marketable securities

Securities with market value

The company adopted the market value method based on market prices and other conditions at the end of the interim term. Also, the company accounted for all valuation differences based on the direct net asset method and the sales costs are calculated by the moving average method.

Securities without market value

Non listed securities are stated at cost determined by the moving average method.

2. Inventories

The company and consolidated domestic subsidiaries state primarily at the moving average cost.

Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.

(b) Method of significant Depreciation

1. Tangible fixed assets

The company and consolidated domestic subsidiaries adopt the declining balance method. Their major useful lives are as follows:

Buildings and structures	2 to 50 years
Machinery and equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years

They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the three years each consolidated fiscal year.

Consolidated overseas subsidiaries mainly adopt the straight-line method.

2. Intangible fixed assets

The company and consolidated domestic subsidiaries mainly adopt the straight-line method. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances

1. Allowance for doubtful receivables

The company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible

receivables based on the collectibility of each receivable for possible losses on the receivables.

2. Accrued bonuses

The company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term. Consolidated overseas subsidiaries make the record on accrual basis.

3. Allowance for bonuses to directors and corporate auditors

To provide for payment of bonuses to directors and corporate auditors, the Company reported the burden for the current consolidated interim term.

(Change of accounting policies)

From the current consolidated interim term, the Company charges bonuses to directors and corporate auditors to expense as incurred under the Accounting Standards Board of Japan's Accounting Standard No. 4 for Directors' Bonus issued on November 29, 2005.

In the current consolidated interim term, the Company did not report estimates for the bonuses because of their estimation difficulty.

4. Allowance for retirement benefit

Regarding the company and its consolidated Japanese subsidiaries, to provide for payment of employee retirement benefits, the Company reported an interim allowance for retirement benefits or prepaid pension costs, based on estimated retirement benefit debts and pension assets at the end of the current term.

Over the five years within the average remaining length of employees' service, the company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

Unrecognized prior service cost is amortized using the straight-line method over a period of 10 years as cost.

Actuarial gains and losses are amortized using the straight-line method over a period of 10 years, from the period subsequent to the period in which they are incurred.

5. Allowance for retirement benefits to executive officers

We posted retirement allowances to be required for payment at the end interim period of the current consolidated fiscal year in accordance with company regulations.

6. Allowance for business restructuring losses

Based upon the decision of the structural reform plan for its PC keyboard business and other key businesses, the Company has reported the reasonably estimated amounts of expenses that it is expected to incur in the future.

(d) Translation of foreign currency assets and liabilities in financial statements of the company and consolidated subsidiaries

The Company and its consolidated domestic subsidiaries translate monetary receivables and payables in foreign currency into yen at the spot exchange rates on the interim period balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.

Financial items of assets and liabilities of consolidated overseas subsidiaries are translated into yen at the rates of exchange prevailing at the date of the interim period balance sheet, while income and expenses are translated into yen at the average rate of exchange during the fiscal period. The resulting exchange losses and gains are included in Minority Interests and foreign currency translation adjustments in Shareholders' Equity.

(e) Accounting method of significant lease transactions

In accordance with the accounting method in reference to ordinary rental transactions, the company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.

Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenue and purchases of the company.

5. Range of cash in cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(7) Change of accounting treatment

(Accounting standards for presentation of net assets in the balance sheet)

Since the current interim term, the Company has applied the Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan (ASBJ) Statement No. 5 issued on December 9, 2005 by the ASBJ). It has also applied the Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the

Balance Sheet (ASBJ Implementation Guidance No. 8 Issued on December 9, 2005 by the ASBJ).
The amount corresponding to previous total shareholders' equity is 128,502 million yen.
Net assets in the consolidated balance sheet for the interim term are presented in accordance with provisions of the new Regulations concerning Interim Consolidated Financial Statements after revision.

(8) Change of presentation

(Interim Consolidated balance Sheets)

Consolidated adjustments in the previous interim term is classified as goodwill in the current interim term.

(Interim Consolidated Cash Flow Statements)

Amortization of consolidation adjustments in the previous interim term is classified as goodwill amortization in current interim term.

(9)Notes

(Interim Consolidated Balance Sheets)

As of September 30, 2005	As of September 30, 2006
1. Notes receivable endorsed for transfer are 14 million yen.	1. None
2. Commitment line contracts (Millions of yen) To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current interim consolidated fiscal year based on these contracts are as follows: Total commitments 7,000 Used commitments – Balance 7,000	2. Commitment line contracts (Millions of yen) To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current interim consolidated fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments – Balance 10,000
3. None	3. Matured notes at end of consolidated interim term Matured notes at end of consolidated interim term are settled at the exchange date of notes. In the consolidated interim term under review, the end date of the term fell on a holiday of financial institutions, and due to this, the following matured notes are included in the consolidated interim balance. Notes receivable 469 million yen Notes payable 943 million yen Notes payable for equipment 62 million yen

As of March 31, 2006
1. None
2. Commitment line contracts (Millions of yen) To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current consolidated fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments – Balance 10,000
3. None

(Interim Consolidated Statements of Income)

Half year ended September 30, 2005	Half year ended September 30, 2006
1.Major items of selling, general and administrative expenses are as follows: (Millions of yen) Packing and freight expenses 5,021 Salaries 5,269 Provision for bonus 578 Provision for reserve for retirement benefits to executive officers 32 Amortization of consolidation adjustments 532 Legal and professional fees 2,952	1.Major items of selling, general and administrative expenses are as follows: (Millions of yen) Packing and freight expenses 5,154 Salaries 5,673 Provision for bonus 627 Provision for reserve for retirement benefits to executive officers 12 Amortization of goodwill 546
2.Fixed assets had the following sales gains: 19 million yen from the sale of buildings and structures; 28 million yen from the sale of machinery and equipment, and vehicles; and 1 million yen from the sale of tools, furniture and fixtures.	2.Fixed assets had the following sales gains: 49 million yen from the sale of buildings and structures; 81 million yen from the sale of machinery and equipment, and vehicles; and 0 million yen from the sale of tools, furniture and fixtures.
3.Fixed assets had the following sales losses: 0 million yen from the sale of land; 0 million yen from the sale of buildings and structures; 8 million yen from the sale of machinery and equipment, and vehicles; and 0 million yen from the sale of tools, furniture and fixtures.	3.Fixed assets had the following sales losses: 3 million yen from the sale of buildings and structures; 78 million yen from the sale of machinery and equipment, and vehicles; and 3 million yen from the sale of tools, furniture and fixtures.
4.Fixed assets had the following disposal losses: 45 million yen from the disposal of buildings and structures; 58 million yen from the disposal of machinery and equipment, and vehicles; and 19 million yen from the disposal of tools, furniture and fixtures.	4.Fixed assets had the following disposal losses: 82 million yen from the disposal of buildings and structures; 249 million yen from the disposal of machinery and equipment, and vehicles; and 41 million yen from the disposal of tools, furniture and fixtures.

Year ended March 31, 2006
1.Major items of selling, general and administrative expenses are as follows: (Millions of yen) Packing and freight expenses 10,066 Salaries 10,701 Provision for bonus 1,108 Provision for reserve for retirement benefits to executive officers 26 Amortization of consolidation adjustments 1,073
2.Fixed assets had the following sales gains: 4 million yen from the sale of land; 359 million yen from the sale of buildings and structures; 49 million yen from the sale of machinery and equipment, and vehicles; and 1 million yen from the sale of tools, furniture and fixtures.
3.Fixed assets had the following sales losses: 0 million yen from the sale of land; 3 million yen from the sale of buildings and structures; 99 million yen from the sale of machinery and equipment, and vehicles; and 3 million yen from the sale of tools, furniture and fixtures.
4.Fixed assets had the following disposal losses: 266 million yen from the disposal of buildings and structures; 443 million yen from the disposal of machinery and equipment, and vehicles; and 54 million yen from the disposal of tools, furniture and fixtures.

Half year ended September 30, 2005	Half year ended September 30, 2006

Half year ended September 30, 2005

5.Impairment loss

Outline of the asset groups on which impairment losses were recognized

(Amount: millions of yen)

Use	Location	FY2006 Interim	
		Class	Amount
Idle assets	Five facilities-Former Kyoto,Ibaraki,Ichinoseki Kanegasaki plants and former Kanemori Co., Ltd.'s Hokuriku Branch (Hachiman City, Kyoto Pref., etc.)	Buildings and structures	109
		Land	694
		Total	803

(Note) The land impairment loss of 694 million yen excludes the amount of 675 million yen offset as consolidated unrealized profits in the past.

Asset grouping method

Based on its business classification, the Minebea Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land) impaired in the current interim consolidated accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

6.None

Half year ended September 30, 2006

5.Impairment loss

Outline of the asset groups on which impairment losses were recognized

(Amount: millions of yen)

Use	Location	FY2007 Interim	
		Class	Amount
Idle assets	Four facilities-Former Kyoto,Ibaraki,Ichinoseki plants and Saku plant (Hachiman City, Kyoto Pref., etc.)	Buildings and structures	41
		Machinery and transportation equipment	6
		Tool, furniture and fixtures	0
		Land	20
		Total	68

Asset grouping method

Based on its business classification, the Minebea Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land, etc) impaired in the current interim consolidated accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The Company makes net sales proceed-based calculations and assessments mainly based on the standards for real estate appraisals.

6.None

Year ended March 31, 2006

5.Impairment loss

Outline of the asset groups on which impairment losses were recognized

(Amount: millions of yen)

Use	Location	FY2006	
		Class	Amount
Idle assets	Five facilities-Former Kyoto, Ibaraki, Ichinoseki Kanegasaki plants and former Kanemori Co., Ltd.'s Hokuriku Branch (Hachiman City, Kyoto Pref., etc.)	Buildings and structures	132
		Land	834
		Total	967

(Note) The land impairment loss of 834 million yen excludes the amount of 675 million yen offset as consolidated unrealized profits in the past.

Asset grouping method

Based on its business classification, the Minebea Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land) impaired in the current consolidated accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

6.Business restructuring loss

This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc.

	Millions of yen
Loss on disposal of fixed assets and inventories related to business restructuring	3,247
Reorganization cost related to business restructuring	134
Loss on impairment of consolidation adjustments	92
Total	3,475

(Interim Statement of Changes in Consolidated Shareholders' Equity)

For the current interim term (April 1, 2006 through September 30, 2006)

1. Class and Number of Shares Issued and Class and Number of Treasury Stock

	Shares at previous year-end (Shares)	Increased shares during the interim term (Shares)	Decreased shares during the interim term (Shares)	Shares at interim term-end (Shares)
Shares issued				
Common stock	399,167,695	—	—	399,167,695
Total	399,167,695	—	—	399,167,695
Treasury stock				
Common stock (Notes)	121,371	6,785	1,017	127,139
Total	121,371	6,785	1,017	127,139

(Notes) 1. The 6,785 share increase in the number of own shares of common stock mainly reflects purchases of fractional shares.

2. The 1,017 share decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

2. Dividend

(1) Dividend Paid

Resolution	Class of stock	Total dividend (Million yen)	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 29, 2006	Common stock	2,793	7.00	March 31, 2006	June 29, 2006

(Interim Consolidated Cash Flow Statements)

Half year ended September 30, 2005	Half year ended September 30, 2006
1. Relationship between cash and cash equivalents at half year end and the amount of the account stated in the interim consolidated balance sheets. Cash and cash equivalents at September 30, 2005 agree with the amount of the account stated in the interim consolidated balance sheets.	1. Relationship between cash and cash equivalents at half year end and the amount of the account stated in the interim consolidated balance sheets. Cash and cash equivalents at September 30, 2006 agree with the amount of the account stated in the interim consolidated balance sheets.

Year ended March 31, 2006
1. Relationship between cash and cash equivalents at year end and the amount of the account stated in the consolidated balance sheets. Cash and cash equivalents at March 31, 2006 agree with the amount of the account stated in the consolidated balance sheets.

(a)Relating to lease transactions

Millions of yen

(1)Equivalent of acquisition value of leased items, equivalent of total amount of depreciation, accumulated impairment loss equivalent, and equivalent of interim (year-end) closing balance:	Half year ended Sept.30, 2005			Half year ended Sept.30, 2006			Year ended March 31, 2006		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and transportation equipment	1,173	551	621	1,333	667	666	1,272	605	667
Tools, furniture and fixtures	2,599	1,284	1,314	2,553	1,350	1,203	2,464	1,245	1,218
Software	40	25	14	35	23	12	35	19	15
Total	3,812	1,861	1,950	3,923	2,041	1,882	3,773	1,871	1,902

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on "interest payment inclusive method."

(2) Equivalent of interim(year-end) closing balance of unexpired lease expenses:

within 1 year	882	901	909
over 1 year	1,067	980	992
Total	1,950	1,882	1,902

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of the interim (year-end) closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses, mobilization of lease asset impairment losses, equivalent of depreciation expenses and impairment loss:

Amount of lease expenses	541	532	1,070
Equivalent of depreciation expenses	541	532	1,070

(4) Method of computing equivalent of depreciation expenses:
- Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(Impairment loss) There were no impairment losses allocated to lease assets.

(b) Marketable securities

Other marketable securities with market value

(Amount: millions of yen)

Classification	FY2006 (Interim)			FY2007 (Interim)			FY2006 (Annual)		
	Book value	Market price	Gain or (loss)	Book value	Market price	Gain or (loss)	Book value	Market price	Gain or (loss)
Stock	3,105	8,230	5,125	3,080	9,256	6,175	3,080	10,340	7,259
Receivables	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—
Total	3,105	8,230	5,125	3,080	9,256	6,175	3,080	10,340	7,259

Main securities without market value

(Amount: millions of yen)

Classification	As of September 30, 2005	As of September 30, 2006	As of March 31, 2006
	Book Value	Book Value	Book Value
Other marketable securities Non-listed stock	473	473	473
Total	473	473	473

(c) Derivative Transactions

(1) Contract amounts etc., current prices, and unrealized profits or losses of derivatives

Year ended September 30, 2005	Year ended September 30, 2006
Not applicable We excluded the items that are applied hedge account from this financial year's report.	Not applicable We excluded the items that are applied hedge account from this financial year's report.

Year ended March 31, 2006
Not applicable We excluded the items that are applied hedge account from this financial year's report.

(d) Stock option, etc.

Not applicable

(e) Business combination, etc.

Not applicable

(e) Segment Information

(1) Business segments

(Amount: millions of yen)

	FY2006 Interim (April 1, 2005 through September 30, 2005)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	62,204	93,535	155,739	—	155,739
(2) Sales to other segment	1,437	753	2,190	(2,190)	—
Total	63,641	94,288	157,930	(2,190)	155,739
Operating expense	52,529	98,175	150,705	(2,190)	148,515
Operating income (loss)	11,112	(3,887)	7,224	—	7,224
2. Assets, depreciation, impairment loss and capital expenditure					
Assets	192,415	224,681	417,096	(70,662)	346,433
Depreciation	5,405	6,282	11,688	—	11,688
Impairment loss	320	482	803	—	803
Capital expenditure	5,029	5,689	10,718	—	10,718

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business .... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2007 Interim (April 1, 2006 through September 30, 2006)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	67,768	96,229	163,998	—	163,998
(2) Sales to other segment	3,347	2,094	5,442	(5,442)	—
Total	71,116	98,323	169,440	(5,442)	163,998
Operating expense	57,799	98,273	156,073	(5,442)	150,630
Operating income	13,317	50	13,367	—	13,367
2. Assets, depreciation, impairment loss and capital expenditure					
Assets	201,485	222,726	424,211	(76,668)	347,543
Depreciation	6,046	5,847	11,894	—	11,894
Impairment loss	28	40	68	—	68
Capital expenditure	3,733	5,613	9,346	—	9,346

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business .... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	129,595	188,851	318,446	—	318,446
(2) Sales to other segment	3,803	2,371	6,174	(6,174)	—
Total	133,398	191,222	324,621	(6,174)	318,446
Operating expense	108,842	196,509	305,351	(6,174)	299,177
Operating income (loss)	24,556	(5,287)	19,269	—	19,269
2. Assets, depreciation, impairment loss and capital expenditure					
Assets	205,437	218,790	424,228	(74,365)	349,862
Depreciation	11,437	12,535	23,972	—	23,972
Impairment loss	388	578	967	—	967
Capital expenditure	12,279	9,929	22,208	—	22,208

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business........................Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(2) Geographical segments

(Amount: millions of yen)

	FY2006 Interim (April 1, 2005 through September 30, 2005)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	39,241	75,334	28,803	12,360	155,739	—	155,739
(2) Sales to other segment	83,511	81,375	771	1,324	166,982	(166,982)	—
Total	122,752	156,709	29,575	13,684	322,722	(166,982)	155,739
Operating expense	123,507	150,979	28,060	12,950	315,497	(166,982)	148,515
Operating income (loss)	(754)	5,729	1,515	734	7,224	—	7,224
2. Assets	170,992	237,647	36,604	18,938	464,182	(117,748)	346,433

(Notes) Dividing method and main countries in each territory

(a) Dividing method........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.

North America...........................United States

Europe ....United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2007 Interim (April 1, 2006 through September 30, 2006)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	41,825	79,352	28,594	14,225	163,998	—	163,998
(2) Sales to other segment	82,044	82,399	816	696	165,957	(165,957)	—
Total	123,869	161,751	29,411	14,921	329,955	(165,957)	163,998
Operating expense	119,092	155,855	27,512	14,127	316,587	(165,957)	150,630
Operating income	4,777	5,895	1,899	794	13,367	—	13,367
2. Assets	164,349	246,664	34,478	20,389	465,882	(118,339)	347,543

(Notes) Dividing method and main countries in each territory

(a) Dividing method........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.

North America...........................United States

Europe ....United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	77,856	155,423	59,467	25,698	318,446	—	318,446
(2) Sales to other segment	166,627	162,506	1,599	1,968	332,702	(332,702)	—
Total	244,483	317,929	61,067	27,667	651,148	(332,702)	318,446
Operating expense	242,561	305,087	58,179	26,051	631,879	(332,702)	299,177
Operating income	1,922	12,842	2,888	1,615	19,269	—	19,269
2. Assets	161,968	247,186	36,864	19,617	465,636	(115,773)	349,862

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North America...........................United States
Europe..United Kingdom, Germany, France, Italy, etc.

(3) Overseas sales

(Amount: millions of yen)

	FY2006 Interim (April 1, 2005 through September 30, 2005)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	77,775	23,040	14,785	115,601
2. Total sales				155,739
3. Overseas sales on total sales	49.9%	14.8%	9.5%	74.2%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2007 Interim (April 1, 2006 through September 30, 2006)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	80,875	23,516	16,925	121,317
2. Total sales				163,998
3. Overseas sales on total sales	49.3%	14.4%	10.3%	74.0%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	159,781	47,255	31,833	238,870
2. Total sales				318,446
3. Overseas sales on total sales	50.2%	14.8%	10.0%	75.0%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(10) Per Share Data

	Half year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
Net assets per share (yen)	272.89	322.03	294.65
Interim net income per share (yen)	6.07	18.72	10.67
Fully diluted interim net income per share (yen)	Not stated due to no residual securities in existence that have dilutive effects.	Not stated due to no residual securities in existence.	Not stated due to no residual securities in existence that have dilutive effects.

(Note)1. The following are the basis for calculating net assets per share.

	Half year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
Total net assets (millions of yen)	—	128,827	—
Deduction from total net assets (millions of yen)	—	324	—
(Minority interests of the deduction)	(—)	(324)	(—)
Interim-end net assets related to common stock (millions of yen)	—	128,502	—
Interim-end common stock used for the calculation of net assets per share (shares)	—	399,040,556	—

2. The following are the basis for calculating interim net income per share and diluted interim net income per share.

	Half year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
Interim net income per share			
Interim net income in the consolidated statements of income (millions of yen)	2,421	7,468	4,257
Interim net income related to common stock (millions of yen)	2,421	7,468	4,257
Amount not available for common stock (millions of yen)	—	—	—
Average shares of common stock outstanding (shares)	399,055,449	399,042,303	399,052,181
Outline of the residual shares not included in the calculation of diluted interim net income per share due to no dilution effects (millions of yen)			
4th unsecured bonds with warrants attached (Face value)	4,000	—	—

(11) Subsequent event

There were no significant events subsequent to the half year ended September 30, 2006.

5. Amounts of production, orders received, sales

1. Production

Business segments	Product amount (millions of yen)	Change Y / Y (%)
Machined components business	67,115	100.6
Electronic devices and components business	91,322	102.6
Total	158,437	101.7

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

2. Orders received

Business segments	Orders received (millions of yen)	Change Y / Y (%)	Order backlog (millions of yen)	Change Y / Y (%)
Machined components business	69,093	103.0	49,369	113.7
Electronic devices and components business	97,636	105.3	24,688	113.7
Total	166,729	104.4	74,057	113.7

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

3. Sales

Business segments	Sales amount (millions of yen)	Change Y / Y (%)
Machined components business	67,768	108.9
Electronic devices and components business	96,229	102.9
Total	163,998	105.3

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

BRIEF REPORT OF NON-CONSOLIDATED INTERIM FINANCIAL RESULTS

(Half year ended September 30, 2006)

October 31, 2006

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken

Code No: 6479
(URL http://www.minebea.co.jp)
Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Managing Executive Officer, Deputy Chief of Administration Headquarters

Board of Directors' Meeting for Non-consolidated Financial Results held on: October 31, 2006
Tel. (03)5434-8611
Date of payment for dividends: None
Unit Share Method: Yes (1 unit = 1,000 shares)

1. Business performance (April 1, 2006 through September 30, 2006)

(1) Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2007 Interim	114,170	21.2	4,375	–	4,946	6.7
FY2006 Interim	94,193	0.9	336	(63.3)	4,635	68.9
FY2006 Annual	206,831		3,075		10,236	

	Net income (millions of yen)	% Change	Net income per share (yen)
FY2007 Interim	2,544	48.5	6.38
FY2006 Interim	1,713	113.7	4.29
FY2006 Annual	(3,378)		(8.47)

(Notes) 1. Weighted average number of shares outstanding during the respective years: 399,047,140 shares at September 30, 2006
399,060,228 shares at September 30, 2005
399,056,975 shares at March 31, 2006

2. Changes in accounting method: None
3. The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.

(2) Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2007 Interim	358,196	178,755	49.9	447.96
FY2006 Interim	360,506	183,463	50.9	459.74
FY2006 Annual	357,560	179,669	50.2	450.24

(Notes) 1. Number of shares outstanding at end of term: 399,045,417 shares at September 30, 2006
399,057,421 shares at September 30, 2005
399,051,135 shares at March 31, 2006

2. Number of treasury stock at end of term: 122,278 shares at September 30, 2006
110,274 shares at September 30, 2005
116,560 shares at March 31, 2006

2. Prospect for current fiscal year (April 1, 2006 through March 31, 2007)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Annual	226,000	13,300	6,000

(Reference) Projected net income per share (Annual): 15.04 yen

3. Dividend performance

· Cash dividend

	Dividend per share (yen)		
	Interim term-end	Year-end	Year total
Year ended March 31, 2006	–	7.00	7.00
Interim term ended September 30, 2006 (Actual)	–	–	
Year ending March 31, 2007 (Forecast)	–	7.00	

(Notes) Dividends at the September 2006 interim term-end are broken down:
Memorial dividend: None Special dividend: None

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six of the documents attached hereunder.

6. Interim Non-Consolidated Financial Statements and Notes

(1) Interim Non-Consolidated Balance Sheets

	As of September 30, 2005		As of September 30, 2006		Increase or (decrease) (2006–2005)	As of March 31, 2006	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
ASSETS							
Current assets	127,003	35.2	124,589	34.8	(2,413)	125,077	35.0
Cash and cash equivalents	17,194		10,624			9,773	
Notes receivable	3,708		4,389			4,306	
Accounts receivable	46,109		56,251			48,841	
Inventories	9,545		9,301			9,132	
Short-term loans receivable from affiliates	43,961		41,254			46,426	
Deferred tax assets	2,219		4,394			1,895	
Others	4,296		4,228			4,735	
Allowance for doubtful receivables	(31)		(5,854)			(35)	
Fixed assets	233,467	64.8	233,584	65.2	116	232,446	65.0
Tangible fixed assets	25,044		25,186			26,051	
Intangible fixed assets	3,454		3,118			3,225	
Investments and other assets	204,968		205,279			203,169	
Investments in securities	8,702		9,727			10,812	
Investments securities in affiliates	164,289		161,861			161,861	
Investments in partnerships with affiliates	32,406		32,406			32,406	
Long-term loans receivable from affiliates	575		541			553	
Deferred tax assets	4,646		388			3,173	
Others	940		794			904	
Allowance for doubtful receivables	(6,591)		(440)			(6,542)	
Deferred charges	35	0.0	23	0.0	(11)	36	0.0
Total Assets	360,506	100.0	358,196	100.0	(2,309)	357,560	100.0

	As of September 30, 2005		As of September 30, 2006		Increase or (decrease) (2006–2005)	As of March 31, 2006	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
LIABILITIES							
Current liabilities	92,727	25.7	99,880	27.9	7,152	98,237	27.5
Notes payable	4,662		3,947			3,400	
Accounts payable	27,128		36,248			32,265	
Short-term loans payable	48,600		38,100			43,600	
Current portion of long-term loans payable	1,000		7,000			6,000	
Current portion of bonds	—		3,000			3,000	
Current portion of bonds with warrant	4,000		—			—	
Accrued income taxes	356		578			868	
Accrued bonuses	1,941		2,074			1,953	
Allowance for business restructuring losses	—		4,946			3,546	
Others	5,038		3,984			3,602	
Long-term liabilities	84,315	23.4	79,561	22.2	(4,753)	79,654	22.3
Bonds	38,000		36,500			36,500	
Long-term loans payable	46,000		43,000			43,000	
Allowance for retirement benefits	277		—			104	
Allowance for retirement benefits to executive officers	37		61			49	
Total Liabilities	177,042	49.1	179,441	50.1	2,399	177,891	49.8

	As of September 30, 2005		As of September 30, 2006		Increase or (decrease) (2006–2005)	As of March 31, 2006	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
SHAREHOLDERS' EQUITY							
Common stock	68,258	18.9	—	—	—	68,258	19.1
Additional paid-in capital	94,756	26.3	—	—	—	94,756	26.5
Capital reserve	94,756		—			94,756	
Retained earnings	17,379	4.8	—	—	—	12,287	3.4
Earned surplus	2,085		—			2,085	
Voluntary reserve	11,500		—			11,500	
Unappropriated retained earnings (Undisposed retained deficit)	3,794		—			(1,297)	
Difference on revaluation of other marketable securities	3,126	0.9	—	—	—	4,428	1.2
Treasury stock	(58)	(0.0)	—	—	—	(61)	(0.0)
Total Shareholders' Equity	183,463	50.9	—	—	—	179,669	50.2
Total Liabilities and Shareholders' Equity	360,506	100.0	—	—	—	357,560	100.0
NET ASSETS							
Shareholders' equity	—	—	174,988	48.9	—	—	—
Common stock	—	—	68,258	19.1	—	—	—
Additional paid-in capital	—	—	94,756	26.4	—	—	—
Capital reserve	—		94,756			—	
Others	—		0			—	
Retained earnings	—	—	12,038	3.4	—	—	—
Earned surplus	—		2,085			—	
Others							
Reserve for general purpose	—		6,500			—	
Retained earnings carried forward	—		3,453			—	
Treasury stock	—	—	(66)	(0.0)	—	—	—
Revaluation / Translation differences	—	—	3,767	1.0	—	—	—
Difference on revaluation of other marketable securities	—		3,767			—	
Total Net Assets	—	—	178,755	49.9	—	—	—
Total Liabilities and Net assets	—	—	358,196	100.0	—	—	—

(2) Interim Non-Consolidated Statements of Income

	Half year ended September 30, 2005		Half year ended September 30, 2006		Increase or (decrease) (2006–2005)	Year ended March 31, 2006	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
Net sales	94,193	100.0	114,170	100.0	19,976	206,831	100.0
Cost of sales	82,489	87.6	100,604	88.1	18,115	182,910	88.4
Gross profit	11,704	12.4	13,565	11.9	1,861	23,920	11.6
Selling, general and administrative expenses	11,368	12.0	9,190	8.1	(2,177)	20,844	10.1
Operating income	336	0.4	4,375	3.8	4,038	3,075	1.5
Other income	5,323	5.6	1,647	1.4	(3,675)	9,176	4.4
Interest income	354		311			638	
Dividends income	4,556		1,007			7,759	
Rent income of fixed assets	120		83			212	
Others	291		244			566	
Other expenses	1,023	1.1	1,076	0.9	52	2,016	1.0
Interest and discount charge	429		—			771	
Interest expenses	—		392			—	
Interest on bonds	386		370			740	
Foreign currency exchange loss	70		187			166	
Others	137		126			338	
Ordinary income	4,635	4.9	4,946	4.3	311	10,236	4.9
Extraordinary income	596	0.6	489	0.4	(106)	1,157	0.6
Gain on sales of fixed assets	103		195			477	
Gain on sales of investment securities	—		—			191	
Gain on the reversal of preemptive rights	447		—			447	
Reversal of allowance for doubtful receivables	45		293			41	
Extraordinary loss	2,267	2.4	1,571	1.3	(696)	11,479	5.5
Loss on sales of fixed assets	0		13			12	
Loss on disposal of fixed assets	19		73			136	
Impairment loss	1,478		68			1,642	
Allowance for doubtful receivables	345		—			316	
Loss on revaluation of investments securities in affiliates	—		—			5,230	
Loss on liquidation of affiliates	—		—			49	
Loss on after-care of products	—		13			29	
Business restructuring loss	—		1,402			3,637	
Retirement benefits to directors and corporate auditors	423		—			423	
Income before income taxes (loss)	2,964	3.1	3,864	3.4	900	(85)	(0.0)
Income taxes (including enterprise tax)	1,356		610			1,815	
Adjustment of income taxes	(106)		709			1,478	
Total income taxes	1,250	1.3	1,319	1.2	69	3,293	1.6
Net income (loss)	1,713	1.8	2,544	2.2	830	(3,378)	(1.6)
Retained earnings brought forward from the previous period	2,081		—		—	2,081	
Loss on disposal of treasury stock	0		—		—	0	
Unappropriated retained earnings at end of interim period (Undisposed retained deficit at end of year)	3,794		—		—	(1,297)	

(3) Interim Statement of Changes in Non-Consolidated Shareholders' Equity

For the current interim term (April 1, 2006 through September 30, 2006)

(Amount: millions of yen)

	Shareholders' equity							
		Additional paid-in capital			Retained earnings			
						Others		
	Common stock	Capital reserve	Others	Total Additional paid-in capital	Earned surplus	Reserve for general purpose	Retained earnings carried forward	Total Retained earnings
Balances at March 31, 2006	68,258	94,756	–	94,756	2,085	11,500	(1,297)	12,287
Changes								
Mobilization of general reserve						(5,000)	5,000	–
Cash dividend from retained earnings							(2,793)	(2,793)
Net income							2,544	2,544
Purchase of own shares								
Sales of own shares			0	0				
Changes (net) in non-shareholders' equity items								
Total changes	–	–	0	0	–	(5,000)	4,751	(248)
Balances at Sept. 30, 2006	68,258	94,756	0	94,756	2,085	6,500	3,453	12,038

	Shareholders' equity		Revaluation / Translation differences		Total net assets
	Treasury stock	Total Shareholders' equity	Difference on revaluation of other marketable securities	Total Revaluation / Translation differences	
Balances at March 31, 2006	(61)	175,240	4,428	4,428	179,669
Changes					
Mobilization of general reserve		–			–
Cash dividend from retained earnings		(2,793)			(2,793)
Net income		2,544			2,544
Purchase of own shares	(4)	(4)			(4)
Sales of own shares	0	0			0
Changes (net) in non-shareholders' equity items			(661)	(661)	(661)
Total changes	(4)	(252)	(661)	(661)	(914)
Balances at Sept. 30, 2006	(66)	174,988	3,767	3,767	178,755

(4) Basis of presenting interim non-consolidated financial statements

(a) Valuation basis and method of significant assets

(1) Marketable securities

Investments securities in subsidiaries and affiliates:	Stated at cost determined by the moving average method.
Other marketable securities:	Securities with Market Value Market value method based on market prices and other conditions at the end of the interim term. (The revaluation differences are accounted for based on the direct net assets method and the sales costs are calculated by the moving average method.) Securities without Market Value Non listed marketable securities are stated at cost determined by the moving average method.

(2) Inventories

Purchased goods:	Stated at cost determined by the moving average method.
Finish goods:	Stated at cost determined by the moving average method.
Raw materials:	Stated at cost determined by the moving average method.
Work in process:	Stated at cost determined by the moving average method for bearings, fasteners, and motors. Stated at cost determined respectively for measuring equipment, special motors and special machinery components.
Supplies:	Stated at cost determined by the moving average method.

(b) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Their major useful lives are as follows:

Buildings and structures	2 to 50 years
Machinery and equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

The depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(c) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for bonuses to directors and corporate auditors:

To provide for payment of bonuses to directors and corporate auditors, the Company reported the burden for the current interim term.

(Change of accounting policies)

From the current interim term, the Company charges bonuses to directors and corporate auditors to expense as incurred under the Accounting Standards Board of Japan's Accounting Standard No. 4 for Directors' Bonus issued on November 29, 2005.

In the current interim term, the Company did not report estimates for the bonuses because of their estimation difficulty.

Allowance for retirement benefits:

To provide for payment of employee retirement benefits, the Company reported an interim allowance for retirement benefits or prepaid pension costs, based on estimated retirement benefit debts and pension assets at the end of the current term.

Over the five years from the following term after the differences accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

Allowance for retirement benefits to executive officers:

To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the interim period of the current fiscal year is shown.

Allowance for business restructuring losses:

Based upon the decision of the structural reform plan for its PC keyboard business and other key businesses, the Company has reported the reasonably estimated amounts of expected that it is expected to incur in the future.

(d) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the interim period balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.

(e) Accounting method of lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(f) Accounting method of hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.

Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Other significant accounting policies

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

(5) Change of accounting treatment

(Accounting standards for presentation of net assets in the balance sheet)

Since the current interim term, the Company has applied the Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan (ASBJ) Statement No. 5 issued on December 9, 2005 by the ASBJ). It has also applied the Implementation Guidance for the Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Implementation Guidance No. 8 issued on December 9, 2005 by the ASBJ).

The amount corresponding to previous total shareholders' equity is 178,755 million yen.

Net assets in the balance sheet for the interim term are presented in accordance with provisions of the new Regulations concerning Interim Financial Statements after revision.

(6) Change of presentation

(Interim Non-consolidated Statements of Income)

Interest and discount charge in the previous interim term is classified as interest expenses in the current interim term.

(6) Notes

(Interim Non-Consolidated Balance Sheets)

As of September 30, 2005	As of September 30, 2006
1. Accumulated depreciation of tangible fixed assets is 49,365 millions of yen.	1. Accumulated depreciation of tangible fixed assets is 49,442 millions of yen.

As of September 30, 2005

2. Contingent liabilities

The Company has provided the following companies with guarantees for their bank borrowings, etc.

		Millions of yen
MINEBEA THAI LIMITED		7,807
	(US$'000	9,000
	BAHT'000	806,284
	SF'000	557
		4,522)
MINEBEA (HONG KONG) LIMITED		6,872
	(US$'000	54,490
		705)
SHANGHAI SHUN DING TECHNOLOGIES LTD.		5,612
	(US$'000	31,850
	RMB'000	143,500)
PELMEC INDUSTRIES (PTE.) LIMITED		2,289
	(US$'000	1,818
	S$'000	30,195
	EUR'000	455)
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.		2,003
	(US$'000	17,200
	EUR'000	415)
NMB MINEBEA-UK LTD		1,779
	(US$'000	1,380
	STG'000	7,650
	EUR'000	740)
NMB HI-TECH BEARINGS LIMITED		1,676
	(US$'000	1,000
	BAHT'000	323,076
		675)
NMB THAI LIMITED		1,592
	(US$'000	4,000
	BAHT'000	21,725
	EUR'000	380
		1,027)
NMB PRECISION BALLS LIMITED		1,283
	(US$'000	4,200
	BAHT'000	273,722
	STG'000	280)
PELMEC THAI LIMITED		1,007
	(US$'000	4,413
	BAHT'000	153,122
	S$'000	71
	EUR'000	523
		10)
Other 8 companies		2,815
Total		34,742

(Foreign currency-denominated guarantees are translated into yen, for convenience only, at the approximate rate of exchange on Sept. 30, 2005.)

As of September 30, 2006

2. Contingent liabilities

The Company has provided the following companies with guarantees for their bank borrowings, etc.

		Millions of yen
SHANGHAI SHUN DING TECHNOLOGIES LTD.		6,481
	(US$'000	31,830
	RMB'000	183,600)
MINEBEA THAI LIMITED		5,602
	(US$'000	12,278
	BAHT'000	63,825
		3,954)
MINEBEA (HONG KONG) LIMITED		5,474
	(US$'000	32,160
		1,682)
PELMEC INDUSTRIES (PTE.) LIMITED		2,330
	(US$'000	2,128
	S$'000	27,360
	EUR'000	309)
PELMEC THAI LIMITED		1,723
	(BAHT'000	229,666
		1,001)
NMB HI-TECH BEARINGS LIMITED		1,145
	(US$'000	1,904
	BAHT'000	3,116
		911)
Other 10 companies		2,946
Total		25,704

(Foreign currency-denominated guarantees are translated into yen, for convenience only, at the approximate rate of exchange on Sept. 30, 2006.)

As of March 31, 2006		
1. Accumulated depreciation of tangible fixed assets is 49,208 millions of yen.		
2. Contingent liabilities		Millions of yen
The Company has provided the following companies with guarantees for their bank borrowings, etc.		
MINEBEA THAI LIMITED		7,797
	(US$'000	12,500
	BAHT'000	481,641
	EUR'000	242
	SF'000	1,987
		4,660)
MINEBEA (HONG KONG) LIMITED		6,942
	(US$'000	50,800
		975)
SHANGHAI SHUN DING TECHNOLOGIES LTD.		
		5,835
	(US$'000	31,830
	RMB'000	143,020)
PELMEC INDUSTRIES (PTE.) LIMITED		2,869
	(US$'000	2,220
	S$'000	35,540
	EUR'000	205)
NMB THAI LIMITED		2,017
	(US$'000	6,700
	BAHT'000	23,703
	EUR'000	600
		1,072)
PELMEC THAI LIMITED		1,893
	(BAHT'000	295,232
		1,001)
NMB HI-TECH BEARINGS LIMITED		1,709
	(US$'000	828
	BAHT'000	274,319
		783)
Other 12 companies		4,482
Total		33,548
(Foreign currency-denominated guarantees are translated into yen, for convenience only, at the approximate rate of exchange on March 31, 2006.)		

As of September 30, 2005	As of September 30, 2006
3. Treatment of consumption taxes For presentation, consumption tax suspense payments offset against consumption tax suspense receipts are included in others of current assets as consumption taxes receivable. 4. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current fiscal year based on these contracts are as follows: Total commitments 7,000 Used commitments — Balance 7,000 5. None	3. Treatment of consumption taxes For presentation, consumption tax suspense payments offset against consumption tax suspense receipts are included in others of current assets as consumption taxes receivable. 4. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments — Balance 10,000 5. Matured notes at end of interim term Matured notes at the end of interim term are settled at the exchange date of notes. In the interim term under review, the end date of the term fell on a holiday of financial institutions, and due to this, the following matured notes are included in the interim balance. Notes receivable 404 million yen Notes payable 943 million yen Current liabilities - Others (Notes payable for equipment) 62 million yen

As of March 31, 2006
3. None 4. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments — Balance 10,000 5. None

(Interim Non-consolidated Statements of Income)

	Half year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
1. Gain on sales of fixed assets	Millions of yen	Millions of yen	Millions of yen
Buildings	19	49	359
Machinery and equipment	81	144	107
Other	1	1	10
Total	103	195	477
2. Loss on sales of fixed assets	Millions of yen	Millions of yen	Millions of yen
Buildings	0	—	3
Machinery and equipment	0	11	9
Tools, furniture and fixtures	—	—	0
Land	0	—	0
Other	0	1	0
Total	0	13	12
3. Loss on disposal of fixed assets	Millions of yen	Millions of yen	Millions of yen
Buildings	8	44	34
Structures	—	0	6
Machinery and equipment	6	16	63
Tools, furniture and fixtures	5	11	31
Other	—	—	0
Total	19	73	136
4. Depreciation	Millions of yen	Millions of yen	Millions of yen
Tangible fixed assets	1,199	1,620	2,788
Intangible fixed assets	305	329	678
Investments and other assets – Other	23	6	47
Total	1,528	1,955	3,514

Half year ended September 30, 2005

5.Impairment loss

Outline of the asset groups on which impairment losses were recognized

(Amount: millions of yen)

Use	Location	FY2006	
		Class	Amount
Idle assets	Five facilities-Former Kyoto,Ibaraki,Ichinoseki Kanegasaki plants and former Kanemori Co., Ltd.'s Hokuriku Branch (Hachiman City, Kyoto Pref., etc.)	Building	109
		Land	1,369
		Total	1,478

Asset grouping method

Based on its business classification, the Company has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land) impaired in the current interim accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

6. None

Half year ended September 30, 2006

5.Impairment loss

Outline of the asset groups on which impairment losses were recognized

(Amount: millions of yen)

Use	Location	FY2007	
		Class	Amount
Idle assets	Four facilities-Former Kyoto,Ibaraki,Ichinoseki plants and Saku plant (Hachiman City, Kyoto Pref., etc.)	Building	30
		Structures	11
		Machinery and equipment	6
		Tools, furniture and fixtures	0
		Land	20
		Total	68

Asset grouping method

Based on its business classification, the Company has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land, etc.) impaired in the current interim accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The Company makes net sales proceed-based calculations and assessments mainly based on the standards for real estate appraisals.

6.Business restructuring loss Millions of yen

This loss is a provision based on the structural reform plan for the PC keyboard business, etc., which is broken down as follows:

Estimated amount of support to affiliates related to business restructuring 1,402

Year ended March 31, 2006

5.Impairment loss

Outline of the asset groups on which impairment losses were recognized

(Amount: millions of yen)

Use	Location	FY2006	
		Class	Amount
Idle assets	Five facilities-Former Kyoto,Ibaraki,Ichinoseki Kanegasaki plants and former Kanemori Co., Ltd.'s Hokuriku Branch (Hachiman City, Kyoto Pref., etc.)	Building	132
		Land	1,509
		Total	1,642

Asset grouping method

Based on its business classification, the Company has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land) impaired in the current accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

6.Business restructuring loss

This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc.

	Millions of yen
Loss on disposal of fixed assets and inventories related to business restructuring	620
Estimated amount of support to affiliates related to business restructuring	3,016
Total	3,637

(Interim Statement of Changes in Non-consolidated Shareholders' Equity)

For the current interim term (April 1, 2006 through September 30, 2006)

Class and Number of Treasury Stock

	Shares at previous year-end (shares)	Increased shares during the interim term (shares)	Decreased shares during the interim term (shares)	Shares at interim term-end (shares)
Common stock (Notes)	116,560	6,735	1,017	122,278
Total	116,560	6,735	1,017	122,278

(Notes) 1. The 6,735 share increase in the number of own shares of common stock reflects purchases of fractional shares.

2. The 1,017 share decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

(a) Relating to lease transactions

Millions of yen

(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation, accumulated impairment loss equivalent, and equivalent of interim (year-end) closing balance:

	Half year ended Sept.30, 2005			Half year ended Sept.30, 2006			Year ended March 31, 2006		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Vehicles	193	104	89	183	77	105	179	83	96
Tools, furniture and fixtures	1,923	940	983	1,954	1,074	879	1,893	998	894
Software	40	25	14	35	23	12	35	19	15
Total	2,157	1,070	1,087	2,172	1,175	997	2,107	1,101	1,006

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on "Interest payment inclusive method."

(2) Equivalent of interim (year-end) closing balance of unexpired lease expenses:

	Half year ended Sept.30, 2005	Half year ended Sept.30, 2006	Year ended March 31, 2006
within 1-year	482	458	472
over 1-year	604	539	534
Total	1,087	997	1,006

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of the interim (year-end) closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses, mobilization of lease asset impairment losses, equivalent of depreciation expenses and impairment loss:

	Half year ended Sept.30, 2005	Half year ended Sept.30, 2006	Year ended March 31, 2006
Amount of lease expenses	280	276	559
Equivalent of depreciation expenses	280	276	559

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(Impairment loss) There were no impairment losses allocated to lease assets.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

(7) Per Share Data

	Half year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
Net assets per share (yen)	459.74	447.96	450.24
Interim net income per share (yen)	4.29	6.38	(8.47)
Fully diluted net income per share (yen)	Not stated due to no residual securities in existence that have dilutive effects.	Not stated due to no residual securities in existence.	Diluted net income per share is not stated due to a net loss per share reported, although residual securities exist.

(Note)1. The following are the basis for calculating net assets per share.

	Half year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
Total net assets (millions of yen)	—	178,755	—
Deduction from total net assets (millions of yen)	—	—	—
Interim-end net assets related to common stock (millions of yen)	—	178,755	—
Interim-end common stock used for the calculation of net assets per share (shares)	—	399,045,417	—

2. The following are the basis for calculating net income or loss per share and diluted net income per share.

	Half year ended September 30, 2005	Half year ended September 30, 2006	Year ended March 31, 2006
Interim net income per share			
Interim net income in the non-consolidated statements of income (millions of yen)	1,713	2,544	(3,378)
Interim net income related to common stock (millions of yen)	1,713	2,544	(3,378)
Amount not available for common stock (millions of yen)	—	—	—
Average shares of common stock outstanding (shares)	399,060,228	399,047,140	399,056,975
Outline of the residual shares not included in the calculation of diluted net income per share due to no dilution effects (millions of yen)			
4th unsecured bonds with warrants attached (Face value)	4,000	—	—

(8) Subsequent event

There were no significant events subsequent to the half year ended September 30, 2006.

October 31, 2006
Minebea Co., Ltd.

Supplementary Data for Brief Report of Financial Results for the First Half of Fiscal Year ending March 31, 2007

1. Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 06 1st half	2nd half	Full year	Half year ended Sep.06	%Change Y/Y 1st half *1
Net sales	155,739	162,707	318,446	163,998	+5.3%
Operating income	7,224	12,045	19,269	13,367	+85.0%
Ordinary income	5,322	9,273	14,595	10,947	x2.057
Income before income taxes	4,425	5,195	9,620	11,114	x2.512
Net income	2,421	1,836	4,257	7,468	x3.084
Net income per share	6.07	4.60	10.67	18.72	x3.084

(Millions of yen)	Fiscal year ended Mar. 06 1Q	2Q	3Q	4Q	Fiscal year ending Mar. 07 1Q	2Q	2Q %Change Q/Q *3	Y/Y *4
Net sales	75,690	80,049	80,948	81,759	80,201	83,797	+4.5%	+4.7%
Operating income	3,010	4,214	6,043	6,002	5,858	7,509	+28.2%	+78.2%
Ordinary income	2,163	3,159	4,694	4,579	4,713	6,234	+32.3%	+97.3%
Income before income taxes	830	3,595	4,474	721	5,205	5,909	+13.5%	+64.4%
Net income	980	1,441	2,400	-564	3,288	4,180	+27.1%	x2.901
Net income per share	2.46	3.61	6.01	-1.41	8.24	10.48	+27.2%	x2.903

2. Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ended Mar. 06 1st half	2nd half	Full year	Half year ended Sep.06	%Change Y/Y 1st half *1
Machined components	62,204	67,391	129,595	67,768	+8.9%
Bearing related products	52,384	57,163	109,547	58,101	+10.9%
Other machined components	9,820	10,227	20,047	9,667	-1.6%
Electronic devices and components	93,535	95,316	188,851	96,229	+2.9%
Rotary components	54,323	55,813	110,136	56,016	+3.1%
Other electronic devices	39,212	39,503	78,715	40,213	+2.6%
Total sales	155,739	162,707	318,446	163,998	+5.3%
Machined components	11,112	13,444	24,556	13,317	+19.8%
Electronic devices and components	-3,887	-1,400	-5,287	50	-
Total operating income	7,224	12,045	19,269	13,367	+85.0%

(Millions of yen)	Fiscal year ended Mar. 06 1Q	2Q	3Q	4Q	Fiscal year ending Mar. 07 1Q	2Q	2Q %Change Q/Q *3	Y/Y *4
Machined components	30,573	31,631	32,938	34,453	33,305	34,463	+3.5%	+9.0%
Bearing related products	25,982	26,402	27,837	29,326	28,506	29,595	+3.8%	+12.1%
Other machined components	4,591	5,229	5,101	5,126	4,799	4,868	+1.4%	-6.9%
Electronic devices and components	45,116	48,419	48,009	47,307	46,896	49,333	+5.2%	+1.9%
Rotary components	26,443	27,880	27,724	28,089	26,865	29,151	+8.5%	+4.6%
Other electronic devices	18,673	20,539	20,285	19,218	20,031	20,182	+0.8%	-1.7%
Total sales	75,690	80,049	80,948	81,759	80,201	83,797	+4.5%	+4.7%
Machined components	5,067	6,045	6,972	6,472	6,228	7,089	+13.8%	+17.3%
Electronic devices and components	-2,056	-1,831	-930	-470	-369	419	-	-
Total operating income	3,010	4,214	6,043	6,002	5,858	7,509	+28.2%	+78.2%

*1 First half % change Y/Y : First half in comparison with the first half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 2Q % change Q/Q : 2Q in comparison with 1Q
*4 2Q % change Y/Y : 2Q in comparison with 2Q of the previous fiscal year

3. Prospect for the Full Year and Second Half for the Fiscal Year Ending March 31, 2007

(Millions of yen)	Fiscal year ending Mar. 07 Previous f'cast (A)	New f'cast (B)	New vs. previous (B/A)	Full year ended Mar. 06 (C)	Y/Y (B-C)/C *2	Prospect for the 2H ending Mar. 07
Net sales	310,000	324,000	104.5%	318,446	+1.7%	160,002
Operating income	25,000	28,000	112.0%	19,269	+45.3%	14,633
Ordinary income	19,000	22,000	115.8%	14,595	+50.7%	11,053
Income before income taxes	18,000	21,000	116.7%	9,620	x2.183	9,886
Net income	10,000	13,500	135.0%	4,257	x3.171	6,032
Net income per share	25.06	33.83	135.0%	10.67	x3.171	15.11

4. Prospect for the Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ending Mar. 07 Previous f'cast (A)	New f'cast (B)	New vs. previous (B/A)	Full year ended Mar. 06 (C)	Y/Y (B-C)/C *2	Prospect for the 2H ending Mar. 07
Machined components	132,000	135,000	102.3%	129,595	+4.2%	67,232
Bearing related products	115,000	117,000	101.7%	109,547	+6.8%	58,899
Other machined components	17,000	18,000	105.9%	20,047	-10.2%	8,333
Electronic devices and components	178,000	189,000	106.2%	188,851	+0.1%	92,771
Rotary components	110,000	111,900	101.7%	110,136	+1.6%	55,884
Other electronic devices	68,000	77,100	113.4%	78,715	-2.1%	36,887
Total sales	310,000	324,000	104.5%	318,446	+1.7%	160,002
Machined components	24,500	27,000	110.2%	24,556	+10.0%	13,683
Electronic devices and components	500	1,000	x2.000	-5,287	-	950
Total operating income	25,000	28,000	112.0%	19,269	+45.3%	14,633

5. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Fiscal year ended Mar. 06			Fiscal year ending Mar. 07			Prospect for the 2H ending Mar. 07	Prospect for the full year ending Mar. 07
	1st half	2nd half	Full year	1Q	2Q	1st half		
Capital expenditure	10,556	11,341	21,897	3,594	5,311	8,905	12,095	21,000
Depreciation (Including Intangible Fixed Assets)	11,688	12,284	23,972	5,915	5,979	11,894	12,106	24,000
Research and development costs	4,464	4,584	9,048	2,198	2,247	4,445	5,555	10,000

6. Exchange Rates

(Yen)		Fiscal year ended Mar. 06			Fiscal year ending Mar. 07			Prospect for the 2H ending Mar. 07	Prospect for the full year ending Mar. 07
		1st half	2nd half	Full year	1Q	2Q	1st half		
US$	PL	109.39	116.79	113.09	114.71	115.80	115.26	114.85	115.05
	BS	113.19	117.47	117.47	115.24	117.90	117.90	114.85	114.85
EURO	PL	136.19	139.42	137.81	143.49	147.67	145.58	146.49	146.03
	BS	136.13	142.81	142.81	146.00	149.77	149.77	146.49	146.49
S'PORE$	PL	65.69	70.14	67.92	72.00	73.21	72.61	72.68	72.64
	BS	66.96	72.57	72.57	72.45	74.32	74.32	72.68	72.68
THAI BAHT	PL	2.69	2.89	2.79	3.00	3.05	3.03	3.03	3.03
	BS	2.75	3.02	3.02	3.02	3.14	3.14	3.03	3.03
RMB	PL	13.30	14.44	13.87	14.31	14.49	14.40	14.38	14.39
	BS	13.99	14.66	14.66	14.36	14.86	14.86	14.38	14.38

7. Non-Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 06			Half year ended Sep.06	%Change Y/Y
	1st half	2nd half	Full year		1st half *1
Net sales	94,193	112,638	206,831	114,170	+21.2%
Operating income	336	2,739	3,075	4,375	x13.021
Ordinary income	4,635	5,601	10,236	4,946	+6.7%
Income before income taxes	2,964	-3,049	-85	3,864	+30.4%
Net income	1,713	-5,091	-3,378	2,544	+48.5%

8. Prospect for Non-Consolidated Full Year and Second Half for the Fiscal Year Ending March 31, 2007

(Millions of yen)	Fiscal year ending Mar. 07 Previous f'cast (A)	New f'cast (B)	New vs. previous (B/A)	Full year ended Mar. 06 (C)	Y/Y (B-C)/C *2	Prospect for the 2H ending Mar. 07
Net sales	214,000	226,000	105.6%	206,831	+9.3%	111,830
Operating income	300	8,600	x28.667	3,075	x2.797	4,225
Ordinary income	12,000	13,300	110.8%	10,236	+29.9%	8,354
Income before income taxes	12,000	11,500	95.8%	-85	-	7,636
Net income	7,300	6,000	82.2%	-3,378	-	3,456